Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

26th September 2005

Securities & Exchange Comm[redacted]
Office of International Corpo
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

05011649

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement published in the newspapers on 23rd September 2005 regarding Re-designation and Appointment of Directors

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Enc.
LW/jh

File No. 82-4086

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 006)

RE-DESIGNATION AND APPOINTMENT OF DIRECTORS

The Board of Directors (the "Board") of Hongkong Electric Holdings Limited (the "Company") announces that with effect from 1st November, 2005, Mr. George Colin Magnus will retire from the office of Chairman and will be re-designated from an Executive Director to a Non-executive Director of the Company, and Mr. Fok Kin Ning, Canning, currently Deputy Chairman of the Company, will be appointed as Chairman of the Company.

Mr. George Colin Magnus, OBE, BBS, aged 70, has been an Executive Director of the Company since 1985 and Chairman of the Company since 1993. Mr. Magnus is currently also Deputy Chairman of Cheung Kong (Holdings) Limited and Cheung Kong Infrastructure Holdings Limited, and an Executive Director of Hutchison Whampoa Limited, all being listed companies and substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). He will concurrently retire from these positions and will be re-designated as a Non-executive Director of each of the above companies, all with effect from 1st November, 2005. Mr. Magnus holds a Master's degree in Economics. Mr. Magnus is also a Director of Hyford Limited and Hutchison International Limited ("HIL"), both being substantial shareholders of the Company within the meaning of Part XV of the SFO, and certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, he does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. Mr. Magnus does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between Mr. Magnus and the Company. Pursuant to the Company's Articles of Association and the Code on Corporate Governance Practices ("Corporate Governance Code") under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Mr. Magnus is subject to retirement by rotation once every three years and will be eligible for re-election. The Director's fee payable to Mr. Magnus as a Non-executive Director of the Company will be HK$70,000 per annum. Such fee is subject to review by the Board from time to time pursuant to the power given to it under the Articles of Association of the Company.

Mr. Fok Kin Ning, Canning, aged 54, has been an Executive Director of the Company since 1985 and Deputy Chairman of the Company since 1993. Mr. Fok holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants. Mr. Fok is the Group Managing Director of Hutchison Whampoa Limited, the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and a Director of Cheung Kong (Holdings) Limited and HIL, all being substantial shareholders of the Company within the meaning of Part XV of the SFO, and holds directorships in certain companies controlled by certain substantial

shareholders of the Company. Save as disclosed herein, Mr. Fok does not have any relationship with any other Director, senior management, substantial or controlling shareholders of the Company. Mr. Fok is also the Chairman of Hutchison Telecommunications International Limited, Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. In addition, he is a Non-executive Director of Panva Gas Holdings Limited and previously a Non-executive Director of Hanny Holdings Limited *(retired on 1st September, 2005)* and Wing On Travel (Holdings) Limited *(resigned on 30th December, 2004)*. All the companies named hereinabove except HIL are listed companies. Mr. Fok does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between Mr. Fok and the Company. Pursuant to the Company's Articles of Association and the Corporate Governance Code, Mr. Fok is subject to retirement by rotation once every three years and will be eligible for re-election. The Director's fee and Chairman's salary payable to Mr. Fok will be HK$70,000 per annum and HK$50,000 per annum respectively. Such fees are subject to review by the Board of the Company from time to time pursuant to the power given to it under the Articles of Association of the Company.

Save as disclosed herein, there are no other matters related to the re-designation of the above Directors that need to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are Mr. George Colin MAGNUS *(Chairman)*, Mr. FOK Kin Ning, Canning *(Deputy Chairman)*, Mr. TSO Kai Sum *(Group Managing Director)*, Mr. Andrew HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor and Mr. Frank John SIXT as Executive Directors; Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan and Mr. YEE Lup Yuen, Ewan as Non-executive Directors; and Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin as Independent Non-executive Directors.

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 23rd September, 2005

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)

(股份代號：006)

董事調職及委任董事

香港電燈集團有限公司(「本公司」)董事會(「董事會」)宣佈，由二零零五年十一月一日起，麥理思先生將退任本公司主席並由執行董事調任為非執行董事，本公司現任副主席霍建寧先生則於同日出任本公司主席。

麥理思先生，OBE，銅紫荊星章，70歲，一九八五年出任本公司執行董事，一九九三年出任本公司主席。麥理思先生目前亦為長江實業(集團)有限公司及長江基建集團有限公司副主席，及和記黃埔有限公司執行董事，而上述公司乃上市公司及根據證券及期貨條例(「證券及期貨條例」)第XV部均為本公司主要股東。麥先生同時將由二零零五年十一月一日起，退任上述職務並調任為上述各公司之非執行董事。麥理思先生持有經濟碩士學位。麥理思先生亦為根據證券及期貨條例第XV部屬本公司主要股東之Hyford Limited及Hutchison International Limited(「HIL」)，以及若干受本公司若干主要股東控制之公司的董事。除上文所披露者外，麥理思先生與本公司之其他董事、高級管理人員、主要股東或控股股東概無任何關係。根據證券及期貨條例第XV部，麥理思先生並無持有本公司股份之任何權益。麥理思先生與本公司並無簽訂服務合約。根據本公司組織章程細則及香港聯合交易所有限公司證券上市規則所載之企業管治常規守則(「企業管治常規守則」)，麥理思先生須每三年輪流告退並合資格膺選連任。麥理思先生調任本公司非執行董事將收取董事酬金每年港幣70,000元，董事會根據本公司組織章程細則所授予之權力可不時審訂其酬金。

霍建寧先生，54歲，一九八五年出任本公司執行董事，一九九三年出任本公司副主席。霍先生持有文學學士學位，並為澳洲特許會計師協會會員。霍先生為和記黃埔有限公司集團董事總經理、長江基建集團有限公司副主席、長江實業(集團)有限公司及HIL董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。霍先生亦為若干受本公司若干主要股東控制之公司的董事。除所披露者外，霍先生與本公司任何其他董事、高級管理層或主要或控股股東概無任何關係。霍先生亦為和記電訊國際有限公司、和記港陸有限公司、Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd.之主席，以及赫斯基能源公司聯席主席。此外，霍先生為百江燃氣控股有限公司之非執行董事，並曾任錦興集團有限公司非執行董事*(於二零零五年九月一日退任)*及永安旅遊(控股)有限公司非執行董事*(於二零零四年十二月三十日辭任)*。上文所述之所有公司(除HIL外)均為上市公司。根據證券及期貨條例第XV部，霍先生並無持有本公司股份之任何權益。霍先生與本公司並無簽訂服務合約。根據本公司組織章程細則及企業管治常規守則，霍先生須每三年輪流告退並合資格膺選連任。霍先生出任本公司主席將收取董事酬金每年港幣70,000元及主席薪酬每年港幣50,000元，董事會根據本公司組織章程細則所授予之權力可不時審訂其酬金。

除上文所披露者外，並無任何其他與上述董事調職及委任董事有關之事項需向本公司股東公佈。

於本公佈日期，本公司董事包括：執行董事麥理思先生*(主席)*、霍建寧先生*(副主席)*、曹棨森先生*(集團董事總經理)*、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；非執行董事夏佳理先生，周胡慕芳女士及余立仁先生；以及獨立非執行董事顧浩格先生、余頌平先生及黃頌顯先生。

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零五年九月二十三日